                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

 AMERICAN RESOURCES OFFSHORE, INC. (F/K/A AMERICAN RESOURCES OF DELAWARE, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.00001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  029626 U 30 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID E. SCHWARTZ, ESQ.
                                    SECRETARY
                                TECO ENERGY, INC.
                                   TECO PLAZA
                            702 NORTH FRANKLIN STREET
                              TAMPA, FLORIDA 33602
                                 (813) 228-4111

                                 with a copy to:

                              DAVID R. POKROSS, JR.
                               PALMER & DODGE LLP
                                ONE BEACON STREET
                                BOSTON, MA 02110
                                 (617) 573-0100
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                 JANUARY 1, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /__/

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-----------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02926 U 30 8                13D                    Page 2 of 6 pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

          TECO Oil & Gas, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)        /__/
                                                           (b)        /__/

          Not Applicable

--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2 (d) OR 2 (e)                                  /__/

          Not Applicable

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

--------------------------------------------------------------------------------
                                 7.         SOLE VOTING POWER

                                                      2,662,506
           Number of
           Shares                -----------------------------------------------
           Beneficially          8.         SHARED VOTING POWER
           Owned By
           Each                                       0
           Reporting
           Person                -----------------------------------------------
                                 9.         SOLE DISPOSITIVE POWER

                                                      2,662,506

                                 -----------------------------------------------
                                 10.        SHARED DISPOSITIVE POWER

                                                      0

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                   2,662,506

--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             /  /
                                                              --

                   Not Applicable

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   20.9%

--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON

                   CO

--------------------------------------------------------------------------------

CUSIP No. 02926 U 30 8                13D                    Page 3 of 6 pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

          TECO Energy, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)        /__/
                                                           (b)        /__/

          Not Applicable

--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2 (d) OR 2 (e)                                  /__/

          Not Applicable

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

--------------------------------------------------------------------------------
                                 7.         SOLE VOTING POWER

                                              2,662,506
           Number of
           Shares                -----------------------------------------------
           Beneficially          8.         SHARED VOTING POWER
           Owned By
           Each                                       0
           Reporting
           Person                -----------------------------------------------
                                 9.         SOLE DISPOSITIVE POWER

                                              2,662,506

                                 -----------------------------------------------
                                 10.        SHARED DISPOSITIVE POWER

                                                      0

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                   2,662,506

--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             /  /
                                                              --

                   Not Applicable

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   20.9%

--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON

                   CO

--------------------------------------------------------------------------------

CUSIP No. 02926 U 30 8                13D                    Page 4 of 6 pages


     This Amendment No.2 amends and supplements the Statement on Schedule 13D (the "Original Statement") filed by TECO Oil & Gas, Inc. ("TOG") and TECO Energy, Inc. ("TECO") with the United States Securities and Exchange Commission (the "SEC") on October 8, 1998, as amended by Amendment No. 1 to Schedule 13D filed by TOG and TECO with the SEC on January 4, 1999 ("Amendment No. 1"). Except as set forth below, there are no changes to the information set forth in the Original Statement, as amended by Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement, as amended by Amendment No. 1.

     The purpose of this Amendment No. 2 is to correct disclosure regarding the manner for calculating the number of shares of ARD Common Stock issuable under the Warrant currently held by TOG and, as a result, the number of shares of ARD Common Stock which TOG and TECO may be deemed to beneficially own.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is amended by replacing the second paragraph with the following paragraph:

     As an inducement to TOG to accept the Note, ARD and TOG entered into a warrant agreement (the "Warrant Agreement") granting TOG a common stock purchase warrant (the "Warrant"). A copy of each of the Warrant Agreement and the Warrant are filed as Exhibits 2 and 3 hereto, respectively, and are by this reference incorporated herein. Because the Note was not paid in full by October 1, 1998, TOG acquired the right under the Warrant to purchase (i), at a price of $2.67 per share, 600,000 shares of ARD Common Stock (the "Initial Shares"), plus (ii), at a price of $0.0001 per share, additional shares of ARD Common Stock equal to ten percent of the shares of ARD Common Stock Outstanding (as defined below) on the date the Warrant is exercised. In addition, because the Note was not paid in full by January 1, 1999, TOG acquired the right to purchase, at a price of $0.0001 per share, an additional five percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. If the Note is not paid by April 1, 1999, TOG will acquire a right to purchase, at a price of $0.0001 per share, an additional five percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. "ARD Common Stock Outstanding," as used herein, means ARD Common Stock outstanding at any given time plus any options or rights to purchase ARD Common Stock, but does not include shares owned or held by or for the account of ARD ("treasury stock") or the Initial Shares. The Warrant expires on July 1, 1999.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     Item 5 is amended by replacing the first paragraph with the following paragraph:

     (a) TOG beneficially owns 2,662,506 shares of ARD Common Stock, consisting entirely of shares issuable under the Warrant described in Item 4. The Warrant became exercisable on October 1, 1998 for (i) 600,000 shares, plus (ii) ten percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. The Warrant became exercisable on January 1, 1999 for an additional five percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. Therefore, it is currently exercisable for 600,000 shares plus fifteen percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. Currently, such additional

CUSIP No. 02926 U 30 8                13D                    Page 5 of 6 pages


fifteen percent equals 2,062,506 shares, based on 13,750,043 shares of ARD Common Stock Outstanding as of January 1, 1999. According to information provided by ARD to the Reporting Persons, the ARD Common Stock Outstanding as of January 1, 1999 consisted of (i) 10,251,853 shares of issued and outstanding ARD Common Stock, plus (ii) 3,700,080 shares of ARD Common Stock issuable under all outstanding options and other rights to purchase ARD Common Stock, whether or not currently exercisable, less (iii) 201,890 shares of treasury stock. The aggregate total of 2,662,506 shares of ARD Common Stock beneficially owned by TOG represents 20.9% of the ARD Common Stock issued and outstanding (but not including treasury stock) on January 1, 1999, computed in accordance with Rule 13d-3 of the Act. TECO may, by virtue of its ownership of the capital stock of TOG, be deemed to beneficially own the shares of ARD Common Stock beneficially owned by TOG.

CUSIP No. 02926 U 30 8                13D                    Page 6 of 6 pages


                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

                               January 14, 1999

                               TECO OIL & GAS, INC.

                               By: /s/ Royston K. Eustace
                                   -----------------------------------
                                   Royston K. Eustace
                                   President

                               TECO ENERGY, INC.

                               By: /s/ Royston K. Eustace
                                   ------------------------------------
                                   Royston K. Eustace
                                   Senior Vice President-Business
                                   Development